May 18, 2005

Mail Stop 0510

By U.S. mail and facsimile to (250) 656-8860

Mr. Lance Larsen
Chief Executive Officer
Andean Development Corporation
9175 Mainwaring Road
Sidney, BC V8L 1J9 Canada

	RE:  	Form 8-K Item 4.01 filed April 22, 2005
		Form 8-K/A Item 4.01 filed April 28, 2005
		Form 8-K/A#2 Item 4.01 filed May 17, 2005
		File # 000-28806

Dear Mr. Larsen:

      We have reviewed your filings and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.


1. Your disclosure is unclear to us in that you have disclosed that
Jewett, Schwarz & Associates performed the audit of the Registrant`s financial statements for the year ending December 31,
2004. In your Form 10-KSB filed on April 22, 2005 for the year ended December 31, 2004, Madsen & Associates performed the audit.
In addition, in your Form 10-KSB filed on May 17, 2004, Jewett, Schwarz & Associates performed the audit for your financial statements for the year ended December 31, 2003. Please amend accordingly.

2. You have disclosed that your financial statements for the year ended December 31, 2003 contained an adverse opinion. However, an adverse audit opinion does not appear to be presented in your Form
10-KSB for the year ended December 31, 2003.  Please advise.

Exhibit 16:

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.


*  *  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file your amended Form 8-K and your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 824-5525.

								Sincerely,



								Ryan Rohn
								Staff Accountant
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Mr. Lance Larsen
Andean Development Corporation
May 18, 2005
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE